MAIL STOP 3561


								January 13, 2006



William R. de Jonge
President
North American Insurance Leaders, Inc.
885 Third Avenue, 31st Floor
New York, NY  10022


RE:	North American Insurance Leaders, Inc.
	Registration Statement on Form S-1
	Amendment No. 4 Filed January 4, 2006
      File No. 333-127871

Dear Mr. de Jonge:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure throughout your registration statement that
you would be required to convert to cash up to approximately
19.99%
of the common stock sold in this offering. Please confirm, if true, that it is the company`s understanding and intention in every case to structure and consummate a business combination in which 19.99% of the IPO shareholders will be able to convert and the business combination still go forward. We may have further comment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John
Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

      Sincerely,



John Reynolds
Assistant Director

cc: 	Thomas J. Friedman (by facsimile)
      	202-508-8100


William R. de Jonge
North American Insurance Leaders, Inc.
January 13, 2005
Page 1